PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

22nd June 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 22nd June 2007.

"Publication of Offering Circular"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 7/2

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Publication of Offering Circular

The following Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 22 June 2007, relating to U.S.$250,000,000 fixed rate bonds to be issued by Premier Oil Finance (Jersey) Limited, convertible into ordinary shares in Premier Oil plc.

To view the full document, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/8807y_-2007-6-22.pdf

22 June 2007

ENQUIRIES

Premier Oil plc Tel: 020 7730 1111
Tony Durrant

Barclays Capital Tel: 020 7773 6536
Nick Smith

Merrill Lynch Tel: 020 7628 1000
Andrew Osborne
Russell Alton

Pelham PR
James Henderson Tel: 020 7743 6673
Gavin Davis Tel: 020 7743 6677

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Persons accessing this service acknowledge and agree that the information contained herein is made available pursuant to the requirements of the UK Listing Authority and is not for publication or distribution, directly or indirectly, in or into the United States or to any U.S. person. The materials do not constitute an offer of securities for sale in the United States. These securities have not been and will not be registered under the Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act. There will be no public offer of the securities in the United States.

Your right to access this service is conditional upon complying with the above requirements.

END